Press Release
[Graphic omitted] Ahold

                                                            Royal Ahold
                                                            Public Relations




                                                     Date:  May 14, 2003
                                     For more information:  +31 75 659 57 20


Further resignations at Ahold's U.S. Foodservice

Zaandam, The Netherlands, May 14, 2003 - Ahold today announced that following the resignation of U.S. Foodservice President & CEO Mr. Jim Miller, Mr. Michael Resnick, Chief Financial Officer of U.S. Foodservice, and Mr. David Abramson, Executive Vice President and General Counsel of U.S. Foodservice have offered their resignations. Both resignations have been accepted by Ahold, and are effective immediately.

Mr. Resnick joined U.S. Foodservice in October 2000, and has served in several financial capacities since that time. He became CFO in 2001.

Mr. Abramson has been with U.S. Foodservice since July, 1996, when he was hired as General Counsel. He later became an Executive Vice President in addition to his duties as General Counsel.

Ahold Corporate Communications:  +31.75.659.57.20








                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302